Exhibit 99.194

mCloud and Fidus Global Bring AssetCare™ to State of Arkansas Government Buildings

First building occupied by the State of Arkansas set to deploy AssetCare HVAC and Indoor Air Quality solutions as both companies target millions of square feet of government-occupied space state-wide

CALGARY, AB, June 15, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of AI-powered asset management and ESG solutions today announced it is connecting the first building in a portfolio of buildings operated by the State of Arkansas in partnership with Fidus Global, LLC ("Fidus Global") as both companies continue to target customers in the southeastern United States including Arkansas and Florida. mCloud previously announced it had partnered with Fidus Global to target an initial 5,000 buildings across the country on February 16, 2021.

A first building occupied by the State of Arkansas has adopted mCloud's AssetCare connected building solutions for HVAC and Indoor Air Quality as the state seeks to improve indoor air safety across government properties, including office buildings, schools, and other state-run facilities in the wake of COVID-19. The first of these state-operated buildings is expected to be connected and online in July as mCloud and Fidus Global plan to continue working with the State of Arkansas to connect millions of square feet across numerous properties occupied and managed by the state government.

"AssetCare uniquely offers the State of Arkansas a compelling building solution that simultaneously optimizes both indoor air quality and energy efficiency in one single package," said Dr. Patrick O'Neill, mCloud's President, Connected Buildings. "Our partnership with Fidus Global has brought mCloud to the table in safety-conscious states like Arkansas and Florida where we expect our ability to drive energy savings, reduce carbon footprint, and improve indoor air quality will be a powerful value proposition and major differentiator that will attract customers operating large multi-site portfolios nationwide."

"We are eager to get started on our first of what we expect to be many government-operated properties here in Arkansas," said Aarron Hale, President of Fidus Global. "The state government intends to have the best indoor air quality in the country through the deployment of advanced technologies including AssetCare."

Fidus Global is currently working with all levels of government within Arkansas to address indoor air quality challenges across the state in partnership with mCloud. Both companies continue to target national retail buildings across the country as originally announced with the first AssetCare building connections from these efforts expected to go live in the fall of this year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 61,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About Fidus Global, LLC

Fidus Global is a full-service controls engineering firm with a diverse set of expertise from heavy manufacturing to eCommerce. The core team at Fidus Global is comprised of former Amazon, FedEx, Tyson Foods, and Walmart.com engineers, and has over 125 years of experience within industrial software and hardware automation. We deliver industry leading automation solutions to our customers, from project design to integration, and ongoing maintenance and service.

Aarron Hale, President of Fidus Global, spent four years in avionics with the US Navy, four years with Federal Express where he developed and maintained warehouse control systems ("WCS"), and four years at Amazon where he engineered supply chain fulfilment automation, robotics, and WCS integration solutions. Mr. Hale also spent a year with Walmart, where he managed Walmart's next-gen eCommerce WCS implementation including material handling equipment, conveyor design, engineering contracting, purchasing, reliability, maintenance, and automation controls. He started Fidus Global in 2020 to disrupt commercial automation by offering scalable open-architecture, customer-centric solutions. For more information, visit www.fidusglobal.com.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2021/15/c2530.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 15-JUN-21